Exhibit 16.1

September 19, 2024

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Ladies and Gentlemen:

We have read Stardust Power Inc. (formerly known as Global Partner Acquisition Corp. II) statements included under Item 4.01 of its Form 8-K dated September 17, 2024. We agree with the statements concerning our Firm under Item 4.01, in which we were informed of our dismissal on September 16, 2024, following completion of the Company’s annual audits for the periods ended December 31, 2023 and 2022 and the Company’s quarterly review for the three months ended March 31, 2024 and the six months ended June 30, 2024, which consists only of the accounts of the pre-Business Combination Special Purpose Acquisition Company. We are not in a position to agree or disagree with other statements contained therein.

Very truly yours,

WithumSmith+Brown, PC

New York, New York